Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the second and two quarters ended
October 2, 2022 and September 26, 2021
(Unaudited)

Condensed Consolidated Interim Statements of Income (Loss)
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
			Restated (Note 2)		Restated (Note 2)
		$	$	$	$

Revenue	4	277.2	232.9	347.1	289.2
Cost of sales	7	111.4	97.9	138.6	123.5
Gross profit		165.8	135.0	208.5	165.7
Selling, general & administrative expenses		161.1	122.4	284.5	214.9
Operating income (loss)		4.7	12.6	(76.0)	(49.2)
Net interest, finance and other costs	11	6.8	7.9	14.2	24.4
(Loss) income before income taxes		(2.1)	4.7	(90.2)	(73.6)
Income tax recovery		(7.1)	(5.2)	(31.6)	(26.0)
Net income (loss)		5.0	9.9	(58.6)	(47.6)

Attributable to:
Shareholders of the Company		3.3	9.9	(59.1)	(47.6)
Non-controlling interest		1.7	—	0.5	—
Net income (loss)		5.0	9.9	(58.6)	(47.6)

Earnings (loss) per share attributable to shareholders of the Company
Basic	5	$0.03	$0.09	$(0.56)	$(0.43)
Diluted	5	$0.03	$0.09	$(0.56)	$(0.43)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 35

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
			Restated (Note 2)		Restated (Note 2)
		$	$	$	$

Net income (loss)		5.0	9.9	(58.6)	(47.6)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation		1.0	0.2	1.0	0.2
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain		(3.7)	1.6	(11.8)	(0.2)
Net gain (loss) on derivatives designated as cash flow hedges	16	7.8	(2.0)	9.1	(1.9)
Reclassification of net (gain) loss on cash flow hedges to income	16	(0.1)	0.4	1.5	0.5
Other comprehensive income (loss)		5.0	0.2	(0.2)	(1.4)
Comprehensive income (loss)		10.0	10.1	(58.8)	(49.0)

Attributable to:
Shareholders of the Company		7.8	10.1	(59.7)	(49.0)
Non-controlling interest		2.2	—	0.9	—
Comprehensive income (loss)		10.0	10.1	(58.8)	(49.0)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 35

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	October 2, 2022	September 26, 2021	April 3, 2022
			Restated (Note 2)
Assets		$	$	$
Current assets
Cash	3	97.1	98.9	287.7
Trade receivables	6	150.0	111.2	42.7
Inventories	3, 7	511.5	416.4	393.3
Income taxes receivable		10.5	9.3	1.1
Other current assets	3, 15	63.4	49.4	37.5
Total current assets		832.5	685.2	762.3

Deferred income taxes		90.0	79.0	53.2
Property, plant and equipment	3	122.4	125.9	114.2
Intangible assets	3	133.3	124.7	122.2
Right-of-use assets	3, 8	274.3	253.0	215.2
Goodwill	3	64.1	53.1	53.1
Other long-term assets	15	26.9	5.2	20.4
Total assets		1,543.5	1,326.1	1,340.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9, 15	218.4	195.2	176.2
Provisions	10	21.7	18.0	18.5
Income taxes payable		12.9	16.4	24.5
Short-term borrowings	3, 11	57.3	27.3	3.8
Current portion of lease liabilities	3, 8	65.4	55.8	58.5
Total current liabilities		375.7	312.7	281.5

Provisions	3, 10	31.7	27.0	31.3
Deferred income taxes		23.2	14.2	15.8
Revolving facility	11	55.1	—	—
Term loan	3, 11	402.7	372.9	366.2
Lease liabilities	3, 8	250.1	224.0	192.2
Other long-term liabilities	3, 15	38.5	21.7	25.7
Total liabilities		1,177.0	972.5	912.7

Equity
Equity attributable to shareholders of the Company		355.4	353.6	427.9
Non-controlling interests		11.1	—	—
Total equity		366.5	353.6	427.9
Total liabilities and equity		1,543.5	1,326.1	1,340.6
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 35

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$

Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Initial recognition of non-controlling interest on business combination	3	—	—	—	—	—	—	—	10.2	10.2
Put option for non-controlling interest	3	—	—	—	—	(19.8)	—	(19.8)	—	(19.8)
Issuance of shares	12	—	2.7	2.7	(2.7)	—	—	—	—	—
Net loss		—	—	—	—	(59.1)	—	(59.1)	0.5	(58.6)
Other comprehensive (loss) income		—	—	—	—	—	(0.6)	(0.6)	0.4	(0.2)
Share-based payment	13	—	—	—	7.0	—	—	7.0	—	7.0
Balance at October 2, 2022		1.4	119.8	121.2	40.5	211.5	(17.8)	355.4	11.1	366.5

Balance at March 28, 2021[1]		1.4	119.1	120.5	25.2	437.1	(5.2)	577.6	—	577.6
Normal course issuer bid purchase of subordinate voting shares	12	—	(7.6)	(7.6)	—	(169.3)	—	(176.9)	—	(176.9)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	12	—	(0.3)	(0.3)	—	(7.0)	—	(7.3)	—	(7.3)
Liability to broker under automatic share purchase plan	12	—	—	—	(3.3)	—	—	(3.3)	—	(3.3)
Issuance of shares	12	—	8.3	8.3	(2.5)	—	—	5.8	—	5.8
Net loss[1]		—	—	—	—	(47.6)	—	(47.6)	—	(47.6)
Other comprehensive loss[1]		—	—	—	—	—	(1.4)	(1.4)	—	(1.4)
Share-based payment	13	—	—	—	6.9	—	—	6.9	—	6.9
Deferred tax on share-based payment		—	—	—	(0.2)	—	—	(0.2)	—	(0.2)
Balance at September 26, 2021[1]		1.4	119.5	120.9	26.1	213.2	(6.6)	353.6	—	353.6
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

1The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See Note 2 for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter and two quarters ended.

Canada Goose Holdings Inc.	Page 4 of 35

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended		Two quarters ended
	Notes	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
			Restated (Note 2)		Restated (Note 2)
		$	$	$	$
Operating activities
Net income (loss)		5.0	9.9	(58.6)	(47.6)
Items not affecting cash:
Depreciation and amortization		26.4	22.3	52.2	43.7
Income tax recovery		(7.1)	(5.2)	(31.6)	(26.0)
Interest expense	11	9.2	7.5	16.2	14.1
Foreign exchange loss		17.1	2.6	19.2	8.1
Acceleration of unamortized costs on debt extinguishment	11	—	—	—	9.5
Loss on disposal of assets		(0.1)	—	(0.1)	—
Share-based payment	13	4.3	4.2	7.0	6.9
Remeasurement of put option	3	1.7	—	1.7	—
Remeasurement of contingent consideration	3	(3.7)	—	(3.7)	—
		52.8	41.3	2.3	8.7
Changes in non-cash operating items	17	(72.2)	(62.5)	(195.7)	(167.1)
Income taxes paid		(10.1)	(1.1)	(26.3)	(12.2)
Interest paid		(8.3)	(6.6)	(15.0)	(13.7)
Net cash used in operating activities		(37.8)	(28.9)	(234.7)	(184.3)

Investing activities
Purchase of property, plant and equipment		(7.8)	(7.8)	(10.3)	(13.8)
Investment in intangible assets		(5.8)	(1.6)	(6.9)	(1.6)
Initial direct costs of right-of-use assets	8	(1.1)	(0.1)	(1.2)	(0.5)
Net cash inflow from business combination	3	—	—	2.8	—
Net cash used in investing activities		(14.7)	(9.5)	(15.6)	(15.9)

Financing activities
Mainland China Facilities borrowings	11	19.5	16.3	24.1	23.5
Japan Facility borrowings	3, 11	5.8	—	9.7	—
Term loan repayments	11	(1.0)	(1.0)	(2.0)	(1.9)
Revolving facility borrowings	11	55.4	—	55.4	—
Transaction costs on financing activities	11	—	0.1	—	(0.9)
Subordinate voting shares purchased and cancelled under NCIB	12	—	(176.9)	—	(176.9)
Subordinate voting shares purchased and held for cancellation under NCIB	12	—	(2.7)	—	(2.7)
Principal payments on lease liabilities	8	(13.5)	(9.7)	(27.3)	(19.6)
Issuance of shares	13	—	4.6	—	5.8
Net cash from (used in) financing activities		66.2	(169.3)	59.9	(172.7)
Effects of foreign currency exchange rate changes on cash		1.6	0.7	(0.2)	(6.1)
Increase (decrease) in cash		15.3	(207.0)	(190.6)	(379.0)
Cash, beginning of period		81.8	305.9	287.7	477.9
Cash, end of period		97.1	98.9	97.1	98.9
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of parkas, lightweight down jackets, rainwear, windwear, apparel, fleece, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 48.4% of the total shares outstanding as at October 2, 2022, or 90.4% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 51.6% of the total shares outstanding as at October 2, 2022, or 9.6% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's Annual Financial Statements for the year ended April 3, 2022.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on November 1, 2022.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and Direct-to-Consumer ("DTC") revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds.

Canada Goose Holdings Inc.	Page 6 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 2.    Significant accounting policies and critical accounting estimates and judgments
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company's Annual Financial Statements for the year ended April 3, 2022 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter.
Certain comparative figures have been reclassified to conform with the current year presentation. Depreciation and amortization for amounts not included in costs of goods sold, which were previously presented in a separate line item, are reflected in the presentation of selling, general, and administrative ("SG&A") expenses.
COVID-19 pandemic
Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of the novel coronavirus pandemic ("COVID-19"). While restrictions have been lifted to varying degrees in markets around the world, we continue to be impacted to some extent. In the second quarter of fiscal 2023, store operations have largely resumed with the exception of the Asia Pacific region. In the second quarter of fiscal 2023, four out of 23 retail stores in Asia Pacific experienced store closures related to COVID-19. Trading days lost due to temporary closures of our retail locations as well as reduced traffic and store productivity did not materially impact results for the second quarter of fiscal 2023.
As a result of the temporary store closures, net costs of $0.3m and $2.5m were recognized in SG&A expenses and net interest, finance and other costs during the second and two quarters ended October 2, 2022, respectively (second and two quarters ended September 26, 2021 - less than $0.1m and $0.2m, respectively).
Management assessed whether indicators of impairment existed as at October 2, 2022 in accordance with IAS 36, Impairment of Assets, and no indicators were identified.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.
Operating segments
The Company classifies its business in three operating and reportable segments: DTC, Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms and our Company-operated retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market.

Canada Goose Holdings Inc.	Page 7 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and SG&A expenses. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Summary of accounting policies adopted
Non-controlling interest
In connection with the Japan Joint Venture (refer to note 3), a non-controlling interest accounting policy was adopted. At the date of acquisition, the Company elected to measure the non-controlling interest for the Japan Joint Venture based on the proportionate share of the acquiree's identifiable net assets. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. Changes in the Company's ownership interest of CG Japan (refer to note 3) are accounted for as equity transactions.
Financial instruments
In connection with the Japan Joint Venture (refer to note 3), the Company established a financial liability for the put option in respect of non-controlling interests based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the interim statements of income (loss), until it is exercised or expires. The put option is measured at fair value through profit or loss and the fair value of the put option is classified as Level 3 in accordance with IFRS 13, Fair value measurement.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
Configuration or Customization Costs in a Cloud Computing Arrangement
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as

Canada Goose Holdings Inc.	Page 8 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Software as a Service ("SaaS") arrangements. As a result of the decision, costs that do not meet the capitalization criteria for intangible assets are expensed as incurred.
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The Company amended the existing accounting policies related to implementation costs on SaaS arrangements as at April 1, 2019. The Company assessed the impact of the interpretation and identified $25.4m of costs recognized as intangible assets within ERP and computer software related to SaaS arrangements that were no longer eligible for capitalization and amortization in accordance with the agenda decision. As a result, these costs were written off as at April 1, 2019 as these costs would have been required to be expensed in the period incurred.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these interim financial statements. Refer to the Company's Annual Financial Statements for the year ended April 3, 2022 for information on the opening balance sheet as a result of the retrospective application. The following tables outline the impacts of the restatements on the comparative periods:
Condensed Comprehensive Income Information
Increase (decrease)

	September 26, 2021
	Second quarter ended			Two quarters ended
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
SG&A expenses	123.7	(1.3)	122.4	215.1	(0.2)	214.9
Income tax recovery	(5.6)	0.4	(5.2)	(26.1)	0.1	(26.0)
Net income (loss)	9.0	0.9	9.9	(47.7)	0.1	(47.6)
Cumulative translation adjustment	1.7	(0.1)	1.6	(0.2)	—	(0.2)
Condensed Financial Position Information
Increase (decrease)

	September 26, 2021
	As previously reported	Adjustments	Restated
	$	$	$
Deferred income taxes (asset)	77.5	1.5	79.0
Intangible assets	154.8	(30.1)	124.7
Deferred income taxes (liability)	20.4	(6.2)	14.2
Equity	376.0	(22.4)	353.6

Canada Goose Holdings Inc.	Page 9 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Condensed Cash Flow Information
Increase (decrease)

	September 26, 2021
	Second quarter ended			Two quarters ended
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Net income (loss)	9.0	0.9	9.9	(47.7)	0.1	(47.6)
Depreciation and amortization	25.8	(3.5)	22.3	49.3	(5.6)	43.7
Income tax recovery	(5.6)	0.4	(5.2)	(26.1)	0.1	(26.0)
Changes in non-cash items	(62.5)	—	(62.5)	(169.4)	2.3	(167.1)
Investment in intangible assets	(3.8)	2.2	(1.6)	(4.7)	3.1	(1.6)
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan facility at a net book value of $406.8m, is impacted by the IBOR reform. As such, the reformed IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of October 2, 2022. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.

Canada Goose Holdings Inc.	Page 10 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 3.    Business combination
The Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. ("Sazaby League"), entered into an agreement (the "Joint Venture Agreement") to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”), on April 4, 2022. CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan.
Prior to the establishment of CG Japan, the Company sold its products to the former distributor. The majority of sales historically occurred in the first and second quarters and were recorded in the Wholesale operating segment. Subsequent to the transaction, the Company will consolidate the results of CG Japan and revenue and results of operations will be aligned to the respective operating segments and are expected to occur more in line with the seasonality of the Company's Wholesale and DTC segments.
Management performed an analysis under IFRS 10, Consolidated Financial Statements and since the Company has the power to direct the relevant activities of CG Japan, is exposed to variable returns, and can use its power to influence those returns, management determined that the Company has control over CG Japan for accounting purposes. In addition, management performed an analysis under IFRS 3, Business Combinations and has determined that the Company is the acquirer of CG Japan. Management determined that the assets and processes acquired comprised a business and therefore, accounted for the transaction as a business combination using the acquisition method of accounting. Under the acquisition method, assets and liabilities of the acquiree are recorded at their fair values.
The Company paid cash consideration to CG Japan of JPY250.0m ($2.6m) plus deferred contingent consideration to the non-controlling shareholder with an estimated fair value of JPY1,958.9m ($20.0m) resulting in total consideration of JPY2,208.9m ($22.6m). The deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026. The fair value of the applicable contingent consideration is determined based on the estimated financial outcome and the resulting expected contingent consideration to be paid, discounted using an appropriate rate. As at April 4, 2022, the contingent consideration amount has been recorded in other long-term liabilities. The amount of contingent consideration is remeasured at its fair value each reporting period, with changes in fair value recorded in the consolidated statement of income and comprehensive income (loss). The Company recorded a decrease of JPY388.2m ($3.7m, excluding translation losses of $1.3m) on the remeasurement of the contingent consideration during the second and two quarters ended October 2, 2022, resulting in the fair value of the contingent consideration of JPY1,570.7m ($15.0m). The gain on the fair value remeasurement was recorded within net interest, finance and other costs in the consolidated interim statements of income (loss).
The Company incurred $0.2m and $1.0m, in transaction related costs which are included in SG&A expenses in the consolidated interim statements of income (loss) and consolidated interim statements of comprehensive income (loss) for the second and two quarters ended October 2, 2022, respectively. For the year ended April 3, 2022, the Company incurred $0.7m in transaction related costs.

Canada Goose Holdings Inc.	Page 11 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Assets acquired and liabilities assumed have been recorded based on a preliminary valuation at their fair values at the date of acquisition as follows:

$
Assets acquired
Cash	5.4
Inventories	27.3
Property, plant and equipment	1.2
Intangible assets	12.1
Right-of-use assets	3.3
Goodwill	11.8
Other assets	2.4
63.5
Liabilities assumed
Bank loan	19.4
Lease liabilities	3.2
Warranty provision	0.3
22.9

Total identifiable net assets acquired	40.6
Less: Deferred tax liability	7.2
Less: Non-controlling interests	10.8
Net assets acquired	22.6

Consideration
Cash paid	2.6
Contingent consideration	20.0
Total purchase consideration	22.6

Cash consideration paid	(2.6)
Plus: Cash balance acquired	5.4
Net cash inflow on business combination	2.8
The determination of the fair value of assets acquired and liabilities assumed is based on preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed and are expected to be finalized within one year of the acquisition.
Goodwill is calculated as the difference between total consideration and the fair value of the net assets acquired and is attributable to expected synergies between CG Japan and the Company’s existing operations. Goodwill of $11.8m was recognized as the excess of the acquisition cost over the fair value of net identifiable assets at the date of acquisition. Goodwill recognized is not expected to be deductible for income tax purposes. Intangible assets of $12.1m relate to the fair value of the customer list and reacquired distribution rights of the Japan market, which will be amortized over a 10-year period.

Canada Goose Holdings Inc.	Page 12 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The fair value of property, plant and equipment and right-of-use assets was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of such assets as of the acquisition date. The fair value of inventories has been measured at net realizable value, less cost to sell. Final valuations of certain assets and liabilities including inventory, property, plant and equipment, intangible assets, right-of-use assets, other assets and warranty provisions are not yet complete due to the inherent complexity associated with valuations. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process.
CG Japan’s results are consolidated into the Company’s financial results effective April 4, 2022. For the second and two quarters ended October 2, 2022, CG Japan contributed approximately $13.8m and $14.3m to the Company’s consolidated revenue, respectively, and $(0.9)m and $(3.5)m to the Company’s operating loss, respectively.
In connection with the business combination, the Joint Venture Agreement includes a put option that allows the non-controlling shareholder to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occurs. If the put option is not exercised during such six-month period the put option will expire. The Company established a financial liability for the put option in respect of non-controlling interests. The fair value of the put option is classified as Level 3 within IFRS 13, Fair value measurement. As at April 4, 2022, the fair value of the put option held in Japanese yen by the non-controlling shareholder is recorded in other long-term liabilities in the amount of JPY2,076.4m ($21.2m).
The Company recorded the put option liability based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the Company's consolidated interim statements of income (loss), until it is exercised or expires. The Company recorded an increase of JPY174.9m ($1.7m, excluding translation losses of $1.4m) on the remeasurement of the put option liability during the second and two quarters ended October 2, 2022, resulting in a balance of JPY2,251.3m ($21.5m). The loss on the fair value remeasurement was recorded within net interest, finance and other costs in the interim statements of income (loss).

Canada Goose Holdings Inc.	Page 13 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 4.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. Our operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	Second quarter ended October 2, 2022
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	94.8	180.7	1.7	277.2
Cost of sales	21.8	88.6	1.0	111.4
Gross profit	73.0	92.1	0.7	165.8
SG&A expenses	49.7	18.0	93.4	161.1
Operating income (loss)	23.3	74.1	(92.7)	4.7
Net interest, finance and other costs				6.8
Loss before income taxes				(2.1)

	Second quarter ended September 26, 2021
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	82.0	149.1	1.8	232.9
Cost of sales	22.4	74.4	1.1	97.9
Gross profit	59.6	74.7	0.7	135.0
SG&A expenses	40.8	13.4	68.2	122.4
Operating income (loss)	18.8	61.3	(67.5)	12.6
Net interest, finance and other costs				7.9
Income before income taxes				4.7

Canada Goose Holdings Inc.	Page 14 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Two quarters ended October 2, 2022
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	129.6	213.9	3.6	347.1
Cost of sales	31.3	105.0	2.3	138.6
Gross profit	98.3	108.9	1.3	208.5
SG&A expenses	91.7	29.2	163.6	284.5
Operating income (loss)	6.6	79.7	(162.3)	(76.0)
Net interest, finance and other costs				14.2
Loss before income taxes				(90.2)

	Two quarters ended September 26, 2021
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	111.1	175.2	2.9	289.2
Cost of sales	31.8	90.1	1.6	123.5
Gross profit	79.3	85.1	1.3	165.7
SG&A expenses	71.5	21.9	121.5	214.9
Operating income (loss)	7.8	63.2	(120.2)	(49.2)
Net interest, finance and other costs				24.4
Loss before income taxes				(73.6)
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
	$	$	$	$
Canada	58.7	46.9	76.6	56.8
United States	74.2	61.7	89.9	71.0
Asia Pacific	56.4	58.9	72.5	81.3
EMEA[1]	87.9	65.4	108.1	80.1
Revenue	277.2	232.9	347.1	289.2
1EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 15 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 5.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings (losses) per share:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021

Net income (loss) attributable to shareholders of the Company	$3.3	$9.9	$(59.1)	$(47.6)

Weighted average number of multiple and subordinate voting shares outstanding	105,334,265	109,780,547	105,284,370	110,122,185
Weighted average number of shares on exercise of stock options and RSUs[1]	530,704	1,025,395	—	—
Diluted weighted average number of multiple and subordinate voting shares outstanding	105,864,969	110,805,942	105,284,370	110,122,185
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.03	$0.09	$(0.56)	$(0.43)
Diluted	$0.03	$0.09	$(0.56)	$(0.43)
1    Applicable to dilutive shares and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. For the two quarters ended October 2, 2022, there were 562,845 shares (two quarters ended September 26, 2021 - 995,002 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 6.    Trade receivables

(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	April 3, 2022
	$	$	$
Trade accounts receivable	124.6	90.1	22.0
Credit card receivables	6.4	4.4	2.5
Other receivables	20.0	17.9	19.3
	151.0	112.4	43.8
Less: expected credit loss and sales allowances	(1.0)	(1.2)	(1.1)
Trade receivables	150.0	111.2	42.7

Canada Goose Holdings Inc.	Page 16 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.     Inventories

(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	April 3, 2022
	$	$	$
Raw materials	70.3	71.2	71.3
Work in progress	20.4	17.6	14.9
Finished goods	420.8	327.6	307.1
Total inventories at the lower of cost and net realizable value	511.5	416.4	393.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale. As at October 2, 2022, the provision for obsolescence amounted to $30.2m (September 26, 2021 - $26.2m, April 3, 2022 - $23.6m).
Amounts charged to cost of sales comprise the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
	$	$	$	$
Cost of goods manufactured	109.1	94.5	133.9	116.4
Depreciation and amortization	2.3	3.4	4.7	7.1
	111.4	97.9	138.6	123.5

Canada Goose Holdings Inc.	Page 17 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
April 3, 2022	296.3	36.7	17.4	350.4
Additions	45.3	—	34.6	79.9
Additions from business combinations (note 3)	1.5	—	1.8	3.3
Lease modifications	2.6	—	—	2.6
Derecognition on termination	(1.8)	—	—	(1.8)
Impact of foreign currency translation	9.0	—	0.6	9.6
October 2, 2022	352.9	36.7	54.4	444.0

March 28, 2021	253.3	36.7	18.4	308.4
Additions	42.4	—	0.4	42.8
Lease modifications	1.6	—	—	1.6
Impact of foreign currency translation	1.1	—	0.1	1.2
September 26, 2021	298.4	36.7	18.9	354.0

Canada Goose Holdings Inc.	Page 18 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
April 3, 2022	110.1	15.2	9.9	135.2
Depreciation	26.4	2.6	3.3	32.3
Derecognition on termination	(1.2)	—	—	(1.2)
Impact of foreign currency translation	3.0	—	0.4	3.4
October 2, 2022	138.3	17.8	13.6	169.7

March 28, 2021	58.8	9.9	6.0	74.7
Depreciation	21.3	2.6	2.0	25.9
Impact of foreign currency translation	0.4	—	—	0.4
September 26, 2021	80.5	12.5	8.0	101.0

Net book value
October 2, 2022	214.6	18.9	40.8	274.3
September 26, 2021	217.9	24.2	10.9	253.0
April 3, 2022	186.2	21.5	7.5	215.2

Canada Goose Holdings Inc.	Page 19 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
April 3, 2022	217.2	24.8	8.7	250.7
Additions	44.9	—	34.6	79.5
Additions from business combinations (note 3)	1.5	—	1.7	3.2
Lease modifications	1.8	—	—	1.8
Principal payments	(23.4)	(2.7)	(1.2)	(27.3)
Impact of foreign currency translation	7.3	—	0.3	7.6
October 2, 2022	249.3	22.1	44.1	315.5

March 28, 2021	211.0	29.9	13.9	254.8
Additions	41.9	—	0.4	42.3
Lease modifications	1.5	—	—	1.5
Principal payments	(15.0)	(2.7)	(1.9)	(19.6)
Impact of foreign currency translation	0.7	—	0.1	0.8
September 26, 2021	240.1	27.2	12.5	279.8

Canada Goose Holdings Inc.	Page 20 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	56.3	5.5	3.6	65.4
Non-current lease liabilities	193.0	16.6	40.5	250.1
October 2, 2022	249.3	22.1	44.1	315.5

Current lease liabilities	46.5	4.9	4.4	55.8
Non-current lease liabilities	193.6	22.3	8.1	224.0
September 26, 2021	240.1	27.2	12.5	279.8

Current lease liabilities	49.7	5.8	3.0	58.5
Non-current lease liabilities	167.5	19.0	5.7	192.2
April 3, 2022	217.2	24.8	8.7	250.7
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses, as well as variable rent payments, are recognized in cost of sales or SG&A expenses on a straight-line or other systematic basis.
For the second and two quarters ended October 2, 2022, $2.1m and $2.7m of lease payments, respectively, were not included in the measurement of lease liabilities (second and two quarters ended September 26, 2021 - $1.6m and $2.1m, respectively). The majority of these balances related to short-term leases and variable rent payments.
Note 9.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	April 3, 2022
	$	$	$
Trade payables	66.0	67.0	63.9
Accrued liabilities	95.4	70.9	67.0
Employee benefits	27.1	25.1	26.5
Derivative financial instruments	17.6	8.8	10.4
Other payables	12.3	23.4	8.4
Accounts payable and accrued liabilities	218.4	195.2	176.2

Canada Goose Holdings Inc.	Page 21 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 10.    Provisions
Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	5.9	15.8	—	21.7
Non-current provisions	22.6	—	9.1	31.7
October 2, 2022	28.5	15.8	9.1	53.4

Current provisions	5.9	12.1	—	18.0
Non-current provisions	19.6	—	7.4	27.0
September 26, 2021	25.5	12.1	7.4	45.0

Current provisions	5.6	12.9	—	18.5
Non-current provisions	23.6	—	7.7	31.3
April 3, 2022	29.2	12.9	7.7	49.8
Note 11.     Borrowings
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR Rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at October 2, 2022, the Company had $55.0m owing on the revolving facility (September 26, 2021 - $nil, April 3, 2022 - $nil). As at October 2, 2022, interest and administrative fees for $0.9m (September 26, 2021 - $nil, April 3, 2022 - $0.5m) remain outstanding. Deferred financing charges in the amounts of $0.8m (September 26, 2021 - $1.1m, April 3, 2022 - $0.9m) were included in other long-term liabilities. As at and during the two quarters ended October 2, 2022, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the revolving facility of $361.7m as at October 2, 2022 (September 26, 2021 - $328.6m, April 3, 2022 - $191.8m).

Canada Goose Holdings Inc.	Page 22 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at October 2, 2022, the Company had letters of credit outstanding under the revolving facility of $1.7m (September 26, 2021 - $5.8m, April 3, 2022 - $4.6m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility. The facility has an aggregate principal amount of US$300.0m, with quarterly repayments of US$0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the facility has an interest rate of LIBOR plus an applicable margin of 3.50% payable quarterly in arrears and LIBOR may not be less than 0.75%. The Company incurred transaction costs of $0.9m related to the facility which are being amortized using the effective interest rate method over the term to maturity.
Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at October 2, 2022, the Company had US$294.8m (September 26, 2021 - US$298.5m, April 3, 2022 - US$296.3m) aggregate principal amount outstanding under the term loan. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the two quarters ended October 2, 2022, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	April 3, 2022
	$	$	$
Term loan	407.5	377.6	370.8
Unamortized portion of deferred transaction costs	(0.7)	(0.9)	(0.8)
	406.8	376.7	370.0
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB310.0m ($60.2m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to the loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at October 2, 2022, the Company had $24.1m (RMB124.0m) owing on the Mainland China Facilities (September 26, 2021 - $23.5m (RMB120.3m), April 3, 2022 - $nil (RMBnil)).

Canada Goose Holdings Inc.	Page 23 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($38.2m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at October 2, 2022, the Company had $29.1m (JPY3,050.0m) owing on the Japan Facility.
Short-term Borrowings
As at October 2, 2022, the Company has short-term borrowings in the amount of $57.3m. Short-term borrowings include $24.1m (September 26, 2021 - $23.5m, April 3, 2022 - $nil) owing on the Mainland China Facilities, $29.1m (September 26, 2021 - $nil, April 3, 2022 - $nil) owing on the Japan Facility, and $4.1m (September 26, 2021 - $3.8m, April 3, 2022 - $3.8m) for the current portion of the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Net interest, finance and other costs consist of the following:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
	$	$	$	$
Interest expense
Mainland China Facilities	0.2	0.2	0.2	0.2
Revolving facility	0.7	0.5	0.8	0.7
Term loan	4.6	4.3	8.9	8.6
Lease liabilities	2.8	2.4	5.4	4.7
Standby fees	0.5	0.5	0.9	1.0
Acceleration of unamortized costs on debt extinguishment	—	—	—	9.5
Net fair value remeasurement on the contingent consideration and put option liability (note 3)	(2.0)	—	(2.0)	—
Interest income	(0.1)	—	(0.2)	(0.3)
Other costs	0.1	—	0.2	—
Net interest, finance and other costs	6.8	7.9	14.2	24.4

Canada Goose Holdings Inc.	Page 24 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 12.     Shareholders' equity
Share capital transactions for the two quarters ended October 2, 2022
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5
Exercise of stock options	—	—	55,248	—	55,248	—
Settlement of RSUs	—	—	85,866	2.7	85,866	2.7
Total share issuances	—	—	141,114	2.7	141,114	2.7
October 2, 2022	51,004,076	1.4	54,331,546	119.8	105,335,622	121.2
Share capital transactions for the two quarters ended September 26, 2021
Normal course issuer bid
The Board of Directors of the Company has authorized the Company to initiate a normal course issuer bid ("NCIB"), in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,943,239 subordinate voting shares over the 12-month period from August 20, 2021 to August 19, 2022. Purchased subordinate voting shares were subsequently cancelled.
Further, the Board of Directors had authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker could purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP were made in accordance with certain purchasing parameters. The ASPP ended August 19, 2022 upon the date of expiry of the NCIB.
During the two quarters ended September 26, 2021, the Company purchased 3,802,436 subordinate voting shares for cancellation for total cash consideration of $179.6m and a payable to the designated broker of $4.6m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $176.3m charged to retained earnings. Of the 3,802,436 subordinate voting shares purchased, 987,088 were purchased under the ASPP for total cash consideration of $42.1m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $3.3m as at September 26, 2021. The amount was charged to contributed surplus. Subsequent to the two quarters ended September 26, 2021, the Company purchased an additional 62,700 subordinate voting shares for cancellation for total cash consideration of $3.0m under the ASPP. The ASPP has concluded and the remaining liability to the designated broker is $nil.

Canada Goose Holdings Inc.	Page 25 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Purchase of subordinate voting shares	—	—	(3,650,636)	(7.6)	(3,650,636)	(7.6)
Purchase of subordinate voting shares held for cancellation	—	—	(151,800)	(0.3)	(151,800)	(0.3)
Total share purchases	—	—	(3,802,436)	(7.9)	(3,802,436)	(7.9)
Exercise of stock options	—	—	241,613	7.0	241,613	7.0
Settlement of RSUs	—	—	48,800	1.3	48,800	1.3
Total share issuances	—	—	290,413	8.3	290,413	8.3
September 26, 2021	51,004,076	1.4	55,923,056	119.5	106,927,132	120.9
Note 13.    Share-based payments
Stock options
The Company issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	Two quarters ended
	October 2, 2022		September 26, 2021
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$42.99	2,722,690	$38.32	2,498,973
Granted to purchase shares	$24.64	1,568,221	$48.92	739,420
Exercised	$0.25	(55,248)	$24.03	(241,613)
Cancelled	$43.26	(121,356)	$47.59	(64,831)
Options outstanding, end of period	$36.56	4,114,307	$41.97	2,931,949

Canada Goose Holdings Inc.	Page 26 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Two quarters ended
	October 2, 2022	September 26, 2021
	Number	Number
RSUs outstanding, beginning of period	215,590	137,117
Granted	207,820	152,320
Settled	(85,866)	(48,800)
Cancelled	(11,135)	(7,264)
RSUs outstanding, end of period	326,409	233,373
During the second quarter ended October 2, 2022, the Company amended the Omnibus Plan to replenish and increase the number of shares reserved for issuance under the plan by the addition of 5,266,699 subordinate voting shares of the Company.
As at October 2, 2022, subordinate voting shares, to a maximum of 6,575,650 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the second and two quarters ended October 2, 2022, the Company recorded $4.3m and $7.0m, respectively, as contributed surplus and compensation expense for the vesting of stock options and RSUs (second and two quarters ended September 26, 2021 - $4.2m and $6.9m, respectively). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Two quarters ended
(in millions of Canadian dollars, except share and per share amounts)	October 2, 2022	September 26, 2021
Weighted average stock price valuation	$24.64	$48.92
Weighted average exercise price	$24.64	$48.92
Risk-free interest rate	2.51%	0.44%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$7.86	$14.36

Canada Goose Holdings Inc.	Page 27 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Fair value for RSUs is determined based on the market value of the subordinate voting shares at the time of grant. As at October 2, 2022, the weighted average fair value of the RSUs issued was $24.64 (September 26, 2021 - $48.92).
Note 14.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended October 2, 2022, the Company incurred expenses with related parties of $0.2m and $0.5m, respectively (second and two quarters ended September 26, 2021 - $0.4m and $0.6m, respectively) from companies related to certain shareholders. Balances owing to related parties as at October 2, 2022 were $0.2m (September 26, 2021 - $0.4m, April 3, 2022 - $0.3m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $3.5m as at October 2, 2022 (September 26, 2021 - $4.2m, April 3, 2022 - $3.8m). During the second and two quarters ended October 2, 2022, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.3m and $0.7m, respectively (second and two quarters ended September 26, 2021 - $0.4m and $0.7m, respectively). No amounts were owing to Baffin entities as at October 2, 2022, September 26, 2021, and April 3, 2022.
Lease liabilities due to the non-controlling shareholder of the Japan Joint Venture, Sazaby League, for leased premises, was $2.7m as at October 2, 2022. During the second and two quarters ended October 2, 2022, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totaling $1.1m and $2.5m, respectively. Balances owing to Sazaby League as at October 2, 2022 were $0.3m.
Pursuant to the Joint Venture Agreement, during the second and two quarters ended October 2, 2022 the Company sold inventory of $4.5m and $11.2m, respectively, to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. The Company recognized a receivable from Sazaby League as at October 2, 2022 of $1.6m in trade receivables. During the second and two quarters ended October 2, 2022, the Japan Joint Venture repurchased $5.0m and $11.2m, respectively, of inventory from Sazaby League and the Japan Joint Venture recognized a payable to Sazaby League of $1.7m as at October 2, 2022 in accounts payable and accrued liabilities. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions.
During the second and two quarters ended October 2, 2022, the Japan Joint Venture sold inventory of $0.1m, respectively, to Ron Herman which is wholly owned by Sazaby League. As at October 2, 2022, the Japan Joint Venture recognized a receivable of $0.1m from this customer in trade receivables.

Canada Goose Holdings Inc.	Page 28 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 15.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	October 2, 2022
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	20.4	—	20.4	20.4
Derivatives included in other long-term assets	—	26.8	—	26.8	26.8
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	17.6	—	17.6	17.6
Mainland China Facilities	—	—	24.1	24.1	24.1
Japan Facility	—	29.1	—	29.1	29.1
Revolving facility	—	55.9	—	55.9	55.9
Term loan	—	406.8	—	406.8	438.8
Put option liability included in other long-term liabilities (note 3)	—	—	21.5	21.5	21.5
Contingent consideration included in other long-term liabilities (note 3)	—	—	15.0	15.0	15.0

	September 26, 2021
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	4.1	—	4.1	4.1
Derivatives included in other long-term assets	—	5.2	—	5.2	5.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	8.8	—	8.8	8.8
Mainland China Facilities	—	—	23.5	23.5	23.5
Derivatives included in other long-term liabilities	—	20.2	—	20.2	20.2
Term loan	—	376.7	—	376.7	393.6

Canada Goose Holdings Inc.	Page 29 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	April 3, 2022
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	9.5	—	9.5	9.5
Derivatives included in other long-term assets	—	20.4	—	20.4	20.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	10.4	—	10.4	10.4
Derivatives included in other long-term liabilities	—	23.1	—	23.1	23.1
Term loan	—	370.0	—	370.0	386.9
There were no transfers between the levels of fair value hierarchy.
Note 16.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the revolving facility, the Mainland China Facilities, and the Japan Facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 30 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at October 2, 2022:

Contractual obligations by fiscal year	Q3 to Q4 2023	2024	2025	2026	2027	2028	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	218.4	—	—	—	—	—	—	218.4
Mainland China Facilities	24.1	—	—	—	—	—	—	24.1
Japan Facility	29.1	—	—	—	—	—	—	29.1
Revolving facility	55.0	—	—	—	—	—	—	55.0
Term loan	2.1	4.1	4.1	4.1	4.1	389.0	—	407.5
Interest commitments relating to borrowings[1]	16.7	29.6	29.1	29.1	29.1	14.6	—	148.2
Lease obligations	41.2	72.2	64.8	49.5	41.7	29.9	81.0	380.3
Pension obligation	—	—	—	—	—	—	1.1	1.1
Total contractual obligations	386.6	105.9	98.0	82.7	74.9	433.5	82.1	1,263.7
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, the revolving facility, and the term loan of 3.85%, 0.37%, 4.98%, and 7.14% respectively, as at October 2, 2022.
As at October 2, 2022, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At October 2, 2022, the Company had $6.3m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at October 2, 2022 the amount outstanding was $5.4m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers

Canada Goose Holdings Inc.	Page 31 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at October 2, 2022, accounts receivable totaling approximately $93.3m (September 26, 2021 - $52.9m, April 3, 2022 - $8.1m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of accounts receivable for a maximum of JPY450.0m per annum subject to a deductible of 10%. As at October 2, 2022, accounts receivable totaling approximately $4.3m (JPY450.0m) were insured subject to the policy cap.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
For the two quarters ended October 2, 2022, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $20.0m which were derecognized from the Company's statement of financial position (two quarters ended September 26, 2021 - $7.8m). Fees of $0.1m were incurred during the two quarters ended October 2, 2022 (two quarters ended September 26, 2021 - less than $0.1m) and included in net interest, finance and other costs in the interim statements of income (loss). As at October 2, 2022, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $13.5m (September 26, 2021 - $5.7m, April 3, 2022 - $2.0m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars and since the formation of the Japan Joint Venture, Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the second quarter of fiscal 2022, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Canada Goose Holdings Inc.	Page 32 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Second quarter ended				Two quarters ended
	October 2, 2022		September 26, 2021		October 2, 2022		September 26, 2021
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(0.9)	0.5	(2.2)	0.7	(0.2)	0.1	(1.5)	0.5
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	1.9	(0.1)	2.6	(0.1)
SG&A expenses	(0.3)	—	0.7	(0.1)
Inventory	—	—	(0.1)	(1.0)
For the second and two quarters ended October 2, 2022, unrealized losses of $1.3m and $1.9m, respectively (second and two quarters ended September 26, 2021 - unrealized loss of $0.1m and unrealized gain of $0.2m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of income (loss).

Canada Goose Holdings Inc.	Page 33 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Foreign currency forward exchange contracts outstanding as at October 2, 2022 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	92.2	U.S. dollars
		€77.9	euros
		¥539.0	Japanese yen

Forward contract to sell Canadian dollars	US$	15.8	U.S. dollars
		€20.2	euros

Forward contract to purchase euros	CHF	1.7	Swiss francs
	CNY	787.7	Chinese yuan
		£32.9	British pounds sterling

Forward contract to sell euros	CHF	4.8	Swiss francs
		£2.0	British pounds sterling
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the term loan denominated in U.S. dollars (note 11). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive income:

	Second quarter ended				Two quarters ended
	October 2, 2022		September 26, 2021		October 2, 2022		September 26, 2021
(in millions of Canadian dollars)	Net gain	Tax expense	Net gain	Tax expense	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	8.7	(3.0)	0.1	(0.1)	9.3	(3.2)	(0.4)	0.1
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
Loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.2	0.3	0.4	0.5

Canada Goose Holdings Inc.	Page 34 of 35

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the second and two quarters ended October 2, 2022, unrealized gains of $11.0m and $23.4m, respectively (second and two quarters ended September 26, 2021 - unrealized gains of $7.6m and $0.1m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the interim statements of income (loss).
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, the revolving facility, and the term loan, which currently bear interest rates at 3.85%, 0.37%, 4.98%, and 7.14%, respectively.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the two quarters ended October 2, 2022 would have increased interest expense on the Mainland China Facilities, the revolving facility, and the term loan by less than $0.1m, $0.1m, and $1.9m, respectively (two quarters ended September 26, 2021 - less than $0.1m, less than $0.1m, and $1.9m, respectively). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on our Japan Facility by $0.1m.
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. The applicable interest rate on the interest rate swaps is 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Note 17.    Selected cash flow information
Changes in non-cash operating items

	Second quarter ended		Two quarters ended
(in millions of Canadian dollars)	October 2, 2022	September 26, 2021	October 2, 2022	September 26, 2021
		Restated (Note 2)		Restated (Note 2)
	$	$	$	$
Trade receivables	(104.4)	(71.9)	(108.9)	(70.5)
Inventories	(7.6)	(11.5)	(93.5)	(74.7)
Other current assets	(7.7)	(19.3)	(12.5)	(20.1)
Accounts payable and accrued liabilities	40.1	34.6	25.8	(1.0)
Provisions	6.9	6.3	3.7	(0.6)
Other	0.5	(0.7)	(10.3)	(0.2)
Change in non-cash operating items	(72.2)	(62.5)	(195.7)	(167.1)

Canada Goose Holdings Inc.	Page 35 of 35